December 20, 2013

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Inc. (“TWF”) (File Nos. 811-08255 and 333-29289);
World Funds Trust (“WFT”) (File Nos. 811-22172 and 333-148723)
(collectively, the “Funds”)
Sarbanes Oxley Review

Dear Ms. DiAngelo Fettig:

On October 4, 2013, we discussed your review of the annual and semi-annual shareholder reports, the registration statements and other filings for the following series of TWF: the REMS Real Estate Value Opportunity Fund; the REMS Real Estate Income 50/50 Fund; the Toreador International Fund and the European Equity Fund (the “TWF Funds”) and the following series of WFT: the Union Street Partners Value Fund; the Perkins Discovery Fund and the Sherwood Partners Alternative Fund (the “WFT Funds”). For your convenience and reference, I have summarized the comments in this letter and provided Commonwealth’s response below the comment. This letter is being submitted in a correspondence filing.

Series and Class Information:

1.	Comment: Please update the series and class information in Edgar to include the ticker symbols for the following funds:

World Funds Trust- Union Street Partners Value Fund (all classes) and Sherwood Partners Alternative Fund (all classes).

Response:   We have updated the series and class information for Union Street Partners Value Fund to reflect the ticker symbol for all of its classes. The Sherwood Forest Alternative Fund reorganized into the Dunham Alternative Strategy Fund, a series of the Dunham Trust, effective February 22, 2013 and therefore its information in the World Funds Trust has not been updated.

2.
Comment:   Please update the series and class information in Edgar for the Toreador International Fund (formerly known as the Third Millennium Russia Fund) to reflect the re-designation of Class A shares to Investor Class Shares.

Response: We have updated the series and class information in Edgar for the Toreador International Fund as requested.

3.	Comment: Please update the series and class information in Edgar for the European Equity Fund. Institutional Class shares are listed as active, but these shares do not appear active.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Response: We have updated the series and class information in Edgar for the European Equity Fund as requested.

4.
Comment:   Please update the series and class information in Edgar for the REMS Real Estate Income 50/50 Fund. Per the annual report, only classes A and Institutional are active. Edgar has 4 active classes. Additionally, the ticker symbol for the Institutional Class shares “RREIX” is listed as the ticker symbol for the Investor Class in Edgar. Insert the ticker symbol for Class A shares.

Response: We have updated the REMS Real Estate Income 50/50 Fund information as requested.

5.
Comment:   The REMS Real Estate Value Opportunity Fund has two share classes. These share classes are referred to as Class P Shares in the annual report and in Edgar, but the prospectus identifies the class as Platform Shares. Please ensure that references to this class are consistent in all disclosure documents.

Response: We have updated the REMS Real Estate Value Opportunity Fund as requested. Additionally, the shares will be referred to as Platform Shares in all future disclosure documents.

Filing History:

1.	Comment: We did not see a Form 24F-2NT filed for the fiscal year ended August 31, 2012 for the Third Millennium Russia Fund. The last filing for this fund was made on 11/22/2011.

Response:   Upon review, it appears that the 2fF-2NT filing was drafted for the fiscal year ended August 31, 2012 for the Third Millennium Russia Fund but was not filed in the Edgar system. The Fund had net redemptions so there are no taxes and interest due. There was a transition in the personnel responsible for this filing during the time frame that such filing was due. Additional internal controls to ensure that all filings are done timely and accurately have been put in place since this date. The 24F-2NT for the fiscal year ended August 31, 2013 was filed timely and without incident on November 29, 2013.

2.	Comment: We did not see a Form N-PX filed for the Sherwood Forest Alternative Fund for the June 30, 2013 reporting period.

Response:   The Sherwood Forest Alternative Fund reorganized into the Dunham Alternative Strategy Fund, as a new series of the Dunham Trust, effective February 22, 2013 and therefore no report was filed by the World Funds Trust as of June 30, 2013.

Form N-PX filed on 8/29/2013 for the Union Street Partners Value Fund:

1.	Comment: Per review of the Form N-PX, no votes were made. How is this in accordance with the fund’s proxy voting policies and procedures?

Response:   In accordance with the Trust’s proxy voting policy and directive of the Board of Trustees, the sub-adviser to the Union Street Value Fund has been delegated authority to vote proxies. The sub-adviser seeks to make all proxy voting decisions in a manner that is in the best interest of its clients (including the Fund); specifically, the adviser will act in a prudent and diligent manner intended to enhance the economic value of the assets in the client account. In accordance with the sub-adviser’s proxy policy, which has been approved by the Board of Trustees, the sub-adviser has the discretion to determine circumstances where the client’s economic value of its assets may not be enhanced by voting the proxies – specifically, if the sub-adviser determines, among other things, that the value of the client’s economic interest or the value of the portfolio holding is indeterminable or insignificant, the sub-adviser may abstain from voting a client’s proxies. With respect to the particular Form N-PX on which you commented, the sub-adviser has advised us that because of the size of the Fund and number of shares held at the time of reporting, the economic interest of the portfolio holding was insignificant. Accordingly, the sub-adviser determined not to vote such securities during the period.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Prospectus Fee Tables:

1.
Comment:   The prospectus for the Union Street Partners Value Fund dated January 31, 2013 is missing a line item for “Total Annual Fund Operating Expenses” in the fee table. Refer to Instruction 3(e) to Item 3 of Form N-1A. The same comment applies to the Sherwood Forest Alternatives Fund.

Response:   The prospectus for the Union Street Partners Value Fund will be updated January 31, 2014 and we will ensure that the line item for “Total Annual fund Operating Expenses” is appropriately included in the fee table in accordance with the referenced instruction. As previously noted, the Sherwood Forest Alternative Fund reorganized into a new series of the Dunham Trust effective February 22, 2013 so therefore it will not be updated under the World Funds Trust.

2.	Comment: The footnotes to the fee table for those funds with expense limitations should disclose whether Acquired Fund Fees and Expenses are excluded from the expense limitation agreement.

Response: We will ensure that all subsequent fee tables for funds with expense limitations properly disclose whether Acquired Fund Fees and Expenses are excluded from the expense limitation agreement.

3.
Comment:   The fee table included in the prospectus for the REMS Real Estate Value-Opportunity Fund dated May 1, 2013 is incorrect. The fee table includes the effect of “Fees Paid Indirectly” related to a commission recapture agreement. Refer to Instruction 3(c)(1) to Item 3 of Form N-1A.

Response:   We will ensure in the May 1, 2014 update and forward that the fee table properly reflects the impact of “Fees Paid Indirectly” related to a commission recapture agreement in accordance with the referenced instruction. As such, we confirm that the effect of the expenses paid indirectly will not be taken into account when disclosing gross expenses.

4.	Comment: We did not see a prospectus for Class C shares of the Toreador International Fund. Are these shares still offered?

Response:   The Class C shares of the Toreador International Fund are not currently offered to new shareholders. However, a Class C prospectus update will be filed with the currently offered Investor Class and Institutional Class shares’ prospectus’ update effective January 2, 2014.

Financial Statements filed on Form N-CSR:

Management’s Discussion of Fund Performance:

1.
Comment:   Item 27(b)(7) of Form N-1A requires a fund to discuss the factors that materially affected the fund’s performance during the most recently competed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. The shareholder letter of the Sherwood Forest Alternative Fund does not appear to meet these disclosure requirements. The fund returned -7.23% compared to a positive 6.74% return of its benchmark. The fund had 70% invested in cash at year-end. The shareholder letter does not discuss the large cash position or why the fund performed worse than the benchmark. This comment also applies to the Third Millennium Russia Fund, which held over 90% in cash at August 31, 2012.

Response:   The Trust will ensure that the “Management’s Discussion of Fund Performance” conforms to the requirements of that disclosure in future shareholder reports. Regarding the cash positions, please see the response below to Comment 2. under Schedule of Investments.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Growth of $10,000 Chart:

1.
Comment:   Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A requires that the line graph is based on the required minimum initial investment if that amount exceeds $10,000. We note that all charts are based on an investment of $10,000 even if the class’ minimum initial investment is in excess of $10,000. Correct in future reports. This comment applies to the following funds:

a. Class I shares of the Sherwood Forest Alternative Fund
b. Class I shares of the Third Millennium Russia Fund
c. Institutional Class shares of the REMS Real Estate Income 50/50 Fund
d. Class I shares of the REMS Real Estate Value Opportunity Fund

Response: We will correct future reports as you have noted.

2.
Comment:   We note that the growth of $10,000 chart for the REMS Real Estate Income 50/50 Fund begins on April 4, 2011, the date the new investment adviser took over and the investment objective changed. Confirm that the requirements of Form N-1A, Item 27(b)(7)(ii)(A), Instruction 11(b) and (c) have been met:

11.
Change in Investment Adviser. If the Fund has not had the same investment adviser for the previous 10 fiscal years, the Fund may begin the line graph on the date that the current adviser began to provide advisory services to the Fund so long as:

	(a)	Neither the current adviser nor any affiliate is or has been in “control” of the previous adviser under section 2(a)(9) [15 U.S.C. 80a-2(a)(9)];
(b)
The current adviser employs no officer(s) of the previous adviser or employees of the previous adviser who were responsible for providing investment advisory or portfolio management services to the Fund; and

Response:   We confirm that the requirements of Form N-1A, Item 27(b)(7)(ii)(A), Instruction 11(b) and (c) have been met regarding the April 4, 2011 starting date of the growth of $10,000 chart for the REMS Real Estate Income 50/50 Fund.

Schedules of Investments:

1.
Comment:   Please explain how the Perkins Discovery Fund was in compliance with IRC and 1940 Act diversification requirements at March 31, 2013. This fund is diversified, but investments over 5% of total assets sum to 58% of total assets.

Response:   The Fund’s diversification is tested on a regular basis to ensure that the Fund is in compliance with IRC and 1940 Act diversification requirements. At March 31, 2013, the Fund was in compliance with its diversification requirement. The increase in relative values of the securities as a percent of total assets was a result of a combination of market appreciation and reduced overall net assets due to net redemptions which resulted in the higher percentages. The 1940 Act and the IRC RIC regulations permit a fund to satisfy the diversification requirements in this situation.

2.
Comment:   Please explain how holding 70.68% of net assets in Cash and Cash Equivalents is in accordance with the investment objective of the Sherwood Forest Alternative Fund. This comment also applies to the Third Millennium Russia Fund, which held over 90% of net assets in cash and cash equivalents.

Response:   Sherwood Forest Alternative Fund:   This Fund’ investment objective of seeking long-term capital appreciation by realizing gains during periods of rising and declining markets is achieved by the advisor’s application of its proprietary methodology of “Trend Following”, which includes active and frequent trading of the portfolio securities. At any point in time, the Fund may have a significant cash balance in anticipation of executing trades in accordance with its trend-following model.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Response:   Third Millennium Russia Fund:   The Third Millennium Russia Fund’s investment advisor resigned effective August 2, 2012 and a new advisor was approved at that time, pending shareholder approval, which was obtained on December 27, 2012. Additionally, effective October 10, 2012, the Fund’s investment policy was expanded to have, under normal circumstances, at least 80% of the Fund’s net assets invested in companies located outside of the United States. The cash position at August 31, 2012 was a result of this transition in both adviser and investment objective. As of February 28, 2013, the Fund’s semiannual reporting period, the Fund’s cash position was less than 1% of the Fund’s net assets.

3.	Comment: The European Equity Fund appears to be missing the disclosure requirements of Form N-1A, Item 27(d)(2), Graphical Depiction of Holdings.

Response: We will ensure that the Graphical Depiction of Holdings is included in future filings of the European Equity Fund in accordance with the referenced requirement.

Statement of Assets and Liabilities:

1.	Comment: Are there any payables to Trustees/Directors at period-end? If so, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12:

12. Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.

Response:   We acknowledge the disclosure requirement of Regulation S-X, Article 6-04.12 and confirm that there were no payables to Trustees/Directors at the period-ends of the Funds subject to this review and will continue to follow such disclosure requirements in subsequent financial statements.

Statement of Operations:

1.
Comment:   Regulation S-X, Article 6-07.7(b) requires that distributions of realized gains by other investment companies shall be disclosed separately. Confirm this disclosure was made for the Sherwood Forest Alternative Fund.

Response:   We acknowledge the disclosure requirement of Regulation S-X, Article 6-07.7(b) and confirm that such disclosure was not required for the Sherwood Forest Alternative Fund at July 31, 2012 as there were no distributions of realized gains by other investment companies received by the Fund.

2.
Comment:   The Statement of Operations of the REMS Real Estate Value-Opportunity Fund discloses $196,193 of interest expense with a reference to Note 7. Note 7 discloses that the fund incurred interest expense of $2,978 for the year. Please reconcile this difference. Does the interest expense line item also include interest expense associated with short sales? The Notes to Financial Statement should disclose the accounting for interest and dividends on short sales.

Response:   The $2,978 in the footnote disclosure represents interest expense on the borrowing. The difference of $193,215 represents the interest and fees associated with short sales. The Notes to the Financial Statement for the year ending December 31, 2013 will be modified to expand the disclosure to include accounting for interest and dividends on short sales.

Statement of Changes in Net Assets:

1.
Comment:   We note that certain funds paid distributions characterized as tax return of capital. Confirm that the funds were in compliance with Section 19A of the 1940 Act regarding shareholder notification of the character of distributions. Are the funds’ websites updated with this information? This comment

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

applies to the REMS Real Estate Income 50/50 Fund and the REMS Real Estate Value Opportunity Fund.

Response:   We confirm that the REMS Real Estate Income 50/50 Fund and the REMS Real Estate Value Opportunity Fund are in compliance with Section 19A of the 1940 Act regarding shareholder notification of the character of distributions. The website (theworldfunds.com) has been appropriately updated with this information.

Financial Highlights:

1.	Comment: The amounts of “Net Assets, end of period” of the following funds are incorrect:

Fund	Class	Financial Highlights	Correct Amount	Date
Union Street Partners Fund	A	$8,331	$8,531	9/30/2012
Sherwood Forest Alternative Fund	P	$1,016	$1,061	7/31/2012

Response:   We acknowledge that transposition errors occurred as noted above in preparing the Word documents for filing Form N-CSR. We have corrected this information in all subsequent filings that include such financial highlights and have added additional internal review controls to ensure such errors do not occur in the future.

2.
Comment:   The portfolio turnover rate of the Sherwood Forest Alternative Fund was 5,840% for the fiscal year ended July 31, 2012. Are the risks of high portfolio turnover adequately disclosed in the prospectus? How does this high rate of portfolio turnover support the investment objective of the fund?

Response:   High portfolio turnover rate risk is disclosed as a primary risk in the Fund’s prospectus. Additionally, the Principal Investment Strategies section discloses that the Fund will engage in active and frequent trading of its portfolio securities in meeting its objective. Please also note that the Fund was reorganized into a new series of the Dunham Trust effective February 22, 2013.

3.	Comment: The Financial Highlights table of the Third Millennium Russia Fund does not disclose the character of distributions. Refer to Item 13 of Form N-1A.

Response:   The Financial Highlights table in the annual report for the year ended August 31, 2012 and the Financial Highlights table included in the Fund’s prospectus dated January 2, 2013 reflect that the dividend distributions made in the last 5 years were net realized gain distributions, in accordance with Item 13 of Form N-1A.

Notes to Financial Statements:

1.	Comment: In the “Reclassification of Capital Accounts” note, consider disclosing the reason for the adjustments and disclosing that the reclassification has no effect on net assets.

Response: Such disclosure will be considered for future filings.

2.	Comment: In the “Investment Advisory and Distribution Agreements and other transactions with affiliates note” disclose whether Acquired Fund Fees and Expenses are excluded from the expense limitation.

Response: Such disclosure will be added to future filings.

3.	Comment: The European Equity Fund does not include the disclosure requirements regarding explaining the reason for transfers from Level 1 to Level 2. Refer to ASC 820-10-52C.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Response: Such disclosure will be included in future filings.

4.
Comment:   The “Security Transactions and Income” note of the REMS Real Estate Value-Opportunity Fund discloses that any cash balances include amounts of “restricted cash”. Refer to Regulation S-X, Article 6-04.5, which references Article 5-02.1:

a.	Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage

Response: Such disclosure will be included in future filings.

5.
Comment:   Confirm that expenses subject to recapture can only be recaptured if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. Refer to the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

a.
The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response:   We confirm that expenses subject to recapture can only be recaptured if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. Such disclosure will be more clearly stated in future filings.

Supplemental Information:

1.	Comment: Disclose the term of office of directors/trustees. Refer to Form N-1A, Item 27(b)(5).

Response: Such disclosure will be added to future filings.

2.
Comment:   The date reference of December 31 included in the “Voting Proxies on Fund Portfolio Securities” is incorrect in the Perkins Discovery Fund annual report. The date reference should be June 30. Refer to Item 27(d)(5) of Form N-1A. This comment also applies to the Union Street Partners Value Fund.

Response: The date reference has been corrected on all subsequent filings and will be properly reflected in future filings.

Fund Expense Example:

1.
Comment:   The expense example for the Perkins Discovery Fund does not disclose the redemption fee. The introductory paragraph references ongoing costs only with no reference to transaction costs. Refer to Item 27(d)(1) of Form N-1A.

Response: The expense example will be updated on all future filings to reflect the redemption fee in accordance with the referenced instruction.

2.
Comment:   The expense ratios used in the expense example for the Third Millennium Russia Fund appear incorrect. These are the annual ratios. The expense ratios should be the annualized expense ratio for the most recent 6 months. Refer to Form N-1A, Item 27(d)(1), Instruction 1(c). The same comment applies to the REMS Real Estate Value-Opportunity Fund.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 20, 2013

Response: The expense example will be updated on all future filings to properly reflect the annualized expense ratio for the most recent 6 months.

Form N-CSR disclosure items:

1.	Comment: Include more detail in disclosure item 4(c) of Form N-CSR regarding the description of the nature of the services for tax fees.

Response: Such disclosure will be expanded on future filings.

2.
Comment:   Item 4(e)(2) of Form N-CSR requires disclosure of the percentage of services for which the pre-approval requirement was waived. Each Form N-CSR discloses 100% in this item. Confirm the accuracy of this disclosure, as we would expect this disclosure to be 5% or less.

Response:   Item 4(e)(2) of Form N-CSR for each Fund should reflect 0% for which the pre-approval requirement was waived. For the referenced filings, the required disclosure was interpreted to be the percentage of services that were pre-approved in accordance with Audit Committee policies and procedures rather than the percentage approved through waiver, resulting in the 100% response referenced above. Future N-CSR filings will properly reflect this response.

* * *

Commonwealth Companies acknowledges, on behalf of the Funds, that:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please contact me at (804) 267-7417 if there are any questions regarding the responses contained in this letter.

Sincerely,

/s/ Karen M. Shupe

Karen M. Shupe